

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2023

Kevin Brian Cox
Chief Executive Officer
SurgePays, Inc.
3124 Brother Blvd, Suite 410
Bartlett, TN 38133

>   **Re: SurgePays, Inc.**
>   **Amendment no. 1 to Registration Statement on Form S-3**
>   **Filed August 3, 2023**
>   **File No. 333-273110**

Dear Kevin Brian Cox:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2023 letter.

Form S-3 filed August 4, 2023

The Company
Recent Developments, page 4

1.   We note your disclosure that the securities being listed on Upstream are "common stock represented by digital tokens" and you refer to them as "tokenized equities." This appears to be inconsistent with your disclosure on page 5 that "there are no tokenized shares." Please revise or advise.

2.   Please explain the legal relationship between MERJ Depository and shareholders who deposit their shares with MERJ Depository, including the relevant governing law. Please also explain the rights of such shareholders in the event of a liquidation or dissolution of

MERJ Depository. Further, please compare the legal rights of such shareholders with shareholders who own their shares in either bookentry form or on deposit with a U.S. broker, including the various protections afforded such shareholders under applicable law. Explain the differences between having the company's shares dual listed on a foreign stock exchange, such as the London Stock Exchange, and the MERJ Exchange. Finally, please add risk factor disclosure addressing the risks to shareholders arising from any difference in such rights and protections.

3. It is unclear how ownership of tokenized securities, initially and in connection with resales, will be recorded. Please disclose in your registration statement how the tokenized securities will be held on the books and records of the transfer agent (i.e., in the name of MERJ Depository or in the name of the individual shareholders). Please also clarify whether, and, if so, how subsequent resales of the tokenized securities on the Upstream platform will be reflected on the books and records of the transfer agent or if all such transfers will be records solely on the books and records of MERJ Depository. Finally, based on your responses to the foregoing, please clarify how the "lost certificate" process will work in the context of the tokenized securities, in particular if the tokenized securities will be held in the name of the MERJ Depository on the books and records of the transfer agent.

Risk Factors
There are risks associated with our May 2023 dual listing..., page 8

4. Please explain why you believe MERJ Depository and MERJ Exchange are not required to register with the Commission as a broker or dealer, national securities exchange and/or clearing agency.

5. We note your response to prior comment 3. However, your risk factor disclosure does not appear to address risks stemming from discrepancies between the trading prices of common shares on Nasdaq and the tokenized shares on Upstream. Please include such risk factor disclosure, if material.

General

6. We note that Upstream prohibits U.S. investors from depositing, buying, or selling securities on Upstream unless they are introduced by a licensed broker-dealer. We also note that Upstream identifies Boustead Securities as an introducing broker. Please clarify the relationship between the introducing broker and Upstream and the functions expected to be performed by the introducing broker when it "introduces" U.S. investors to Upstream. For example, disclose whether the introducing broker transmits orders to Upstream on behalf of U.S. investors or whether U.S. investors access Upstream directly after being referred to Upstream by the introducing broker. Further, disclose whether Upstream (or MERJ Depository or MERJ Exchange) will carry customer accounts on behalf of the introducing broker.

Kevin Brian Cox
SurgePays, Inc.
August 15, 2023
Page 3

   Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Technology

cc: Joseph Lucosky